Exhibit 99.28

Premier Gold Mines USA Inc.

Management's Discussion and Analysis

For the three months ended March 31, 2021

Premier Gold Mines USA Inc.

Table of Contents

OVERVIEW	3
Company Overview	3
First Quarter Operating and Financial Highlights	3
RECENT EVENTS	4
Osgood Mining Company LLC Acquisition Agreement	4
Christison Purchase Agreement	4
Plan of Arrangement with Equinox Gold	4
COVID-19	4
RESULTS OF OPERATIONS	5
Selected Quarterly Information	5
First Quarter Results	5
Mine Operating Segments	6
Exploration, Evaluation and Pre-development	8
Other Operating Expenses	9
FINANCIAL POSITION	10
Balance Sheet Review	10
Liquidity and Capital Resources	10
RELATED PARTY TRANSACTIONS	11
COMMITMENTS AND CONTINGENCIES	11
Environmental Rehabilitation Provision	11
Surety Bonds	12
Acquisition and Option Agreements	12
Christison Purchase Agreement	12
terms	12
Financing Agreements	12
Off Balance Sheet Arrangements	12
SUBSEQUENT EVENTS	12
Plan of Arrangement with Equinox Gold	12
Getchell Project	13
Christison Purchase Agreement	13
Related Party Balances	13
Financing Agreements	13
CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES, POLICIES AND CHANGES	13
Significant Accounting Judgements and Estimates	13
RISKS AND RISK MANAGEMENT	18
Financial Instruments and Related Risks	18
Management of Capital Risk	18
Risks and Uncertainties	19
CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS	23
ADDITIONAL INFORMATION	23

2

Premier Gold Mines USA Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis (“MD&A”) of Premier Gold Mines USA Inc. (the “Company”) should be read in conjunction with the condensed consolidated interim financial statements for the three months ended March 31, 2021 and the notes thereto. The Company’s condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise stated, all amounts discussed herein are denominated in U.S. dollars. This MD&A was prepared as of May 11, 2021 and all information is current as of such date. Readers are encouraged to read the audited consolidated financial statements of Premier Gold Mines USA Inc. for the year ended December 31, 2020, as well as the Premier Gold Mines Limited public information filings on SEDAR at www.sedar.com.

This discussion provides management's analysis of the Company’s historical financial and operating results and provides estimates of future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.

OVERVIEW

Company Overview

The Company is a growth oriented, United States of America (U.S.) based, mining company involved in the exploration, development and production of gold and silver deposits in the U.S. At March 31, 2021, the Company is a subsidiary of Premier Gold Mines Limited (“Premier”) whose common shares were listed on the Toronto Stock Exchange (“TSX”) under the symbol PG and whose head office is located at Suite 200, 1100 Russell Street, Thunder Bay, Ontario, P7B 5N2. The Company maintains an office at Suite 110, 5190 Neil Road, Reno, Nevada and holds the Premier Gold Group’s U.S. mining assets.

At the release of this MD&A Premier has divested of its interest in the Company via a distribution to shareholders. To execute this transaction, Premier completed a spin-out of its U.S. assets and operations through i-80 Gold Corp. (“i-80 Gold”) a newly formed Canadian domiciled company. The Company’s principal mining asset is a 40% interest in the South Arturo Mine in Nevada, USA and a key advanced exploration and development property is a 100% interest in the McCoy-Cove gold property located in Nevada, USA. In conjunction with the spin-out of the

U.S. assets, the Company also added a second advanced exploration and development property, the Getchell property located in the Getchell gold belt near Winnemuca, Nevada, USA.

First Quarter Operating and Financial Highlights

•	Production of 6,103 ounces of gold and 576 ounces of silver
•	Sales of 7,529 ounces of gold at an average realized price[1] of $1,803 per ounce
•	Cash costs[1] of $ 836 per ounce of gold sold
•	AISC[1] of $926 per ounce of gold sold
•	Revenue of $13.6 million
•	Mine operating income of $6.2 million

1 See “Non-GAAP Measures” section of this Management’s Discussion and Analysis.

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Premier Gold Mines USA Inc.

RECENT EVENTS

Osgood Mining Company LLC Acquisition Agreement

On August 10, 2020, Premier announced that, together with the Company, it has entered into a definitive purchase agreement with affiliates of Waterton Global Resource Management, Inc. (“Waterton”) to acquire from Waterton all of the outstanding membership interests of Osgood Mining Company LLC (“Osgood”). Osgood is the owner of the Getchell Project in the Getchell gold belt near Winnemucca, Nevada (“Getchell” or the “Getchell Project”) for consideration consisting of $23 million in cash and $27 million in common shares of i-80 Gold, plus contingent value rights and warrants.

Upon completion of the Transaction, Getchell will be 100% held by the Company and become one of its core Nevada assets in conjunction with the spin-off of Premier’s U.S. assets as further described in the subsequent event section of this MD&A.

Christison Purchase Agreement

On December 15, 2020, Premier and the Company entered into a definitive purchase agreement with the Christison Family Trust and Seven Dot Cattle Co. LLC to acquire certain fee lands and unpatented mining claims (the “First Property” and the “Second Property”) (collectively the “Christison Acquisition”) situated in Humboldt County, Nevada, for consideration consisting of $10 million in cash and $5 million in common shares of i-80 Gold. The mining claims are located adjacent to the Getchell Project. As of December 31, 2020, the Company paid $7.5 million in cash as consideration for the First Property. For the Second Property, the Company agreed to pay $2.5 million in cash and $5 million in common shares of i-80 Gold. The number of shares provided are determined by a volume weighted average closing price of i-80 Gold shares on the Toronto Stock Exchange for the period of 10 consecutive trading days immediately prior to the closing date (the “VWAP Price”). The Company completed the Christison Acquisition on May 10, 2021, as further discussed in subsequent events section of this MD&A.

Plan of Arrangement with Equinox Gold

On December 16, 2020, Premier and Equinox Gold announced that the companies have entered into a definitive Agreement whereby Equinox Gold will acquire all of the outstanding shares of Premier and will spin-off its U.S. assets and operations to i-80 Gold. I-80 Gold will own the South-Arturo, McCoy-Cove and Getchell properties, all in Nevada. Equinox Gold will retain Premier's 50% interest in the world-class Hardrock Project in Ontario, the Mercedes Mine in Mexico, and the Hasaga and Rahill-Bonanza properties in Red Lake, Ontario. On closing of the Transaction, existing Equinox Gold and Premier shareholders will own approximately 84% and 16% of Equinox Gold, and Equinox Gold and existing shareholders of Premier will own 30% and 70% of i-80 Gold, respectively, on an issued share basis.

On February 23, 2021, Premier's securityholders voted to approve the Transaction as described in Note 3 of the Company’s December 31, 2020 audited consolidated financial statements. By approving the Transaction, Premier securityholders also approved the spin-out to its shareholders shares of a newly created US-focused gold production and development company i-80 Gold.

On March 18, 2021, Premier announced that i-80 Gold completed its private placement offering of 30,914,614 subscription receipts of i-80 Gold at a subscription price of C$2.60 per subscription receipt for aggregate gross proceeds of approximately C$80.4 million. The i-80 Gold offering was conducted on a marketed private placement basis through a syndicate of agents led by CIBC World Markets Inc., and including Sprott Capital Partners LP, Stifel Nicolaus Canada Inc., Canaccord Genuity Corp., Scotia Capital Inc., BMO Nesbitt Burns Inc., Cormark Securities Inc. and RBC Dominion Securities Inc.

Concurrently with the i-80 Gold offering, Equinox Gold had advanced to i-80 Gold a $20.75 million bridge loan that was used by i-80 Gold for the purposes of making a $20.75 million cash deposit with affiliates of Waterton in partial satisfaction of the purchase price payable to Waterton for the acquisition of the Getchell Project. The loan matured and was repaid within 10 banking days following the closing of the Transaction in accordance with the agreement.

On March 29, 2021, Premier announced that the Federal Economic Competition Commission in Mexico (COFECE) has granted approval of the proposed Transaction with Equinox Gold. Additionally, the Toronto Stock Exchange has conditionally approved the listing of the common shares of i-80 Gold in connection with the Transaction.

The Transaction was completed on April 7, 2021 and is discussed in the subsequent event section of this MD&A.

COVID-19

Mining activities at South Arturo and exploration activities at McCoy continued with no significant interruption or impact to date.

Given the uncertainty surrounding the progression of the COVID-19 outbreak, the Company has not published production guidance for 2021 and will continue to monitor the situation. Operations have been adjusted accordingly as further explained the “Mining Operations” section of this MD&A.

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Premier Gold Mines USA Inc.

RESULTS OF OPERATIONS

Selected Quarterly Information

The following is a summary of selected financial information which reflects the activity related to operations, investment, acquisition and divestment activities undertaken by the Company over the past eight quarters.

For the years 2021, 2020 and 2019
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2021	2020	2020	2020	2020	2019	2019	2019
Gold sales (ounces) (ii)	7,529	4,555	4,783	6,321	5,307	6,281	—	918
(in thousands of U.S. dollars, unless otherwise stated)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2020	2020	2020	2020	2020	2019	2019	2019
Revenue	13,576	8,545	9,333	10,878	8,377	9,268	—	1,194
Costs of sales	(6,475)	(5,595)	(5,009)	(6,385)	(5,441)	(4,737)	—	(432)
Depletion, depreciation and amortization	(894)	(716)	(699)	(1,351)	(1,358)	(343)	—	(179)
Mine operating income / (loss)	6,207	2,234	3,625	3,142	1,578	4,188	—	583
Other significant income / (loss):
Related party debenture interest expense	1,104	1,147	1,135	1,160	1,144	1,150	1,167	1,137
Exchange gain / (loss) on related party balance	(808)	(2,947)	(1,311)	(2,384)	5,365	1,222	(744)	1,305
Gain / (loss) on contract modification	—	—	—	—	—	—	—	—
Gain on disposal of royalty	—	—	—	—	—	—	2,500	—
Income / (loss) for the period	2,900	(3,344)	(1,206)	(2,230)	4,005	135	333	(4,232)
(i) May not total to annual amounts due to rounding.

The gold sales for the first three quarters of 2019 were low as South Arturo production was marginal and only from stockpiles given the El Nino underground mine was under development. The fourth quarter of 2019 saw a 34% increase in gold sales due to the commercial production commencement at El Nino underground mine in South Arturo. During 2020 production and sales have remained relatively stable as underground production continues as expected and in the first quarter of 2021 production was better than anticipated as the operations continues to be stable

The revenue trend fluctuated in a different proportion than gold sales as the average realized price consistently increased each quarter.

First Quarter Results

Three months ended March 31
(in thousands of U.S. dollars, unless otherwise noted)	2021	2020
Revenue	13,576	8,377
Cost of sales	(6,475)	(5,441)
Depletion, depreciation and amortization	(894)	(1,358)
Mine operating income	6,207	1,578
Expenses
Exploration, evaluation, and pre-development	561	971
Property maintenance	88	147
General and administrative	617	84
Share-based payments	70	331
Operating income	4,871	45

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Premier Gold Mines USA Inc.

Mine Operating Segments

The Company’s operating mine, South Arturo Mine, is 45 kilometres northwest of the town of Carlin, Nevada, USA. Operations have exploited a Carlin-style disseminated gold deposit by open pit mining. A new open pit mine (Phase 1) is being developed adjacent to the prior one (Phase 2). An underground mine called El Niño is being developed out of the completed Phase 2 open pit and was completed more than three months ahead of schedule. The Company holds a 40% interest in South Arturo while Barrick holds the remaining 60% and is the operator for the joint venture.

		Three months ended March 31
(in millions of U.S. dollars, unless otherwise stated) (iv)		2021	2020
Ore & Metals
Ore milled	tonnes	28,622	27,170
Gold produced	ounces	6,103	6,730
Silver produced	ounces	576	625
Gold sold	ounces	7,529	5,307
Average gold grade	grams/t	7.53	8.59
Average gold recovery rate	%	88.1	89.7
Realized Price
Average realized gold price (i,ii)	$/ounce	1,803	1,578
Non-IFRS Performance Measures
By-product all-in sustaining costs per ounce of gold sold (i,ii,iii)	$/ounce	926	1,038
Financial Measures
Gold revenue	m $	13.6	8.4
Mine operating income	m $	6.2	1.6
Exploration, evaluation & pre-development expense	m $	0.2	—
Capital
Total capital expenditures	m $	0.7	(0.4)
Capital expenditures - sustaining (i,ii)	m $	—	—
Capital expenditures - expansionary (i,ii)	m $	0.7	(0.4)

(i)	A cautionary note regarding Non-IFRS metrics is included in the "Non IFRS Measures" section of this Management's Discussion and Analysis.
(ii)	Cash costs, all-in sustaining costs, sustaining and expansionary capital expenditures as well as average realized gold\silver price per ounce are Non-IFRS metrics and discussed in the section "Non-IFRS Measures" of this Management's Discussion and Analysis.
(iii)	Given the small nature and timing of South Arturo silver output, no silver by-product credits are reported.
(iv)	May not add due to rounding.

Production

South Arturo production for the first quarter of 2021 was 6,103 ounces of gold and 576 ounces of silver compared to 6,730 ounces of gold and 625 of silver in 2020. As with the 2020 there was minimal disruption in the quarter due to COVID-19. Production during the quarter came exclusively from the El Nino underground workings. Q1 2021 production at El Nino is similar than in Q1 2020 as that quarter saw a stable production that exceeded the budget for the quarter.

Sales and Revenue

Gold ounces sold were 7,529 for the three months ended March 31, 2021, compared to 6,730 ounces in the prior-year period. Gold revenue was $13.6 million for the three months ended March 31, 2021 compared to $8.4 million in the prior-year period due to the slight changes in volumes and a higher average realized selling price from $1,578 in 2020 to $1,803 in 2021.

Cash Costs1

By-product cash cost per ounce of gold sold was $836 for the quarter 2021 compared to $976 in the fourth quarter of 2020. The cash costs have declined quarter over quarter due to the increase in gold ounces sold of 2,222 from 5,307 in Q1 2020 to 7,529 in Q1 2021 while costs remained relatively consistent.

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Premier Gold Mines USA Inc.

All-in Sustaining Costs1

All-in sustaining cost per ounce of gold sold was $926 for the three months ended March 31, 2021 compared to $1,038 in the prior-year period. The cash costs have declined quarter over quarter due to the increase in gold ounces sold of 2,222 from 5,307 in Q1 2020 to 7,529 in Q1 2021 while costs remained relatively consistent.

Exploration Activities

Exploration drilling continues at El Nino to delineate near term production and define new reserves and resources.

Capital Expenditures

Capital expenditures during the first quarter of 2021 continue to be minimal, in line with the plan to concentrate on the current mining of the underground ore from El Nino.

South Arturo operational and financial information for the current and previous quarters is as follows:

Years 2021, 2020 and 2019
(in millions of U.S. dollars, unless otherwise stated) (iv) Ore & Metals		Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Ore milled	tonnes	28,622	26,933	29,416	17,863	27,170	21,800	14,835	8,447
Gold produced	ounces	6,103	4,899	7,095	4,765	6,730	4,606	2,003	917
Silver produced	ounces	576	747	601	567	625	691	394	438
Gold sold	ounces	7,529	4,555	4,783	6,321	5,307	6,281	—	918
Average gold grade	grams/t	7.53	6.54	8.83	9.32	8.59	7.69	5.09	4.10
Average gold recovery rate	%	88.1	86.5	85.0	89.0	89.7	85.4	82.4	82.5
Realized Price
Average realized gold price (i,ii) Non-IFRS Performance Measures	$/ounce	1,803	1,876	1,951	1,721	1,578	1,476	—	1,300
By-product cash costs per ounce of gold sold (i,ii,iii)	$/ounce	836	1,161	987	990	976	748	—	308
By-product all-in sustaining costs per ounce of gold sold (i,ii,iii)	$/ounce	926	1,328	1,148	1,026	1,038	846	—	768
Financial Measures
Gold revenue	m $	13.6	8.5	9.3	10.9	8.4	9.3	—	1.2
Mine operating income / (loss)	m $	6.2	2.2	3.6	3.1	1.6	4.2	—	0.6
Exploration, evaluation & pre-development expense	m $	0.2	0.4	0.3	—	—	—	—	0.1
Capital
Total capital expenditures	m $	0.7	0.5	0.2	0.5	(0.4)	9.1	8.3	5.9
Capital expenditures - sustaining (i,ii)	m $	—	—	—	—	—	0.2	—	—
Capital expenditures - expansionary (i,ii)	m $	0.7	0.5	0.2	0.5	(0.4)	8.9	8.3	5.9

(i)	A cautionary note regarding Non-IFRS metrics is included in the "Non-IFRS Measures" section of this Management's Discussion and Analysis.
(ii)	Cash costs, all-in sustaining costs, sustaining and expansionary capital expenditures as well as average realized gold\silver price per ounce are Non-IFRS metrics and discussed in the section "Non-IFRS Measures" of this Management's Discussion and Analysis.
(iii)	Given the small nature and timing of South Arturo silver output, no silver by-product credits are reported, with any revenues offsetting costs. 2017 silver output re- stated.
(iv)	May not add due to rounding.

1 See “Non-IFRS Measures” section of this Management’s Discussion and Analysis.

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Premier Gold Mines USA Inc.

Exploration, Evaluation and Pre-development

The Company has five properties in various stages of the exploration, evaluation and pre-development phase.

	Three months ended March 31
(in thousands of U.S. dollars) (i)	2021	2020
McCoy-Cove, Nevada, USA	357	880
South Arturo, Nevada, USA	182	7
Goldbanks, Nevada, USA	—	75
Rye, Nevada, USA	1	5
Rodeo Creek, Nevada, USA	3	4
Other	18	—
Total	561	971
(i) May not add due to rounding

McCoy-Cove

There was no drilling done during the first quarter of 2021. The expenditures during the quarter focus on metallurgy and hydrology studies and well as engineering for dewatering and mining options.

A McCoy-Cove “Earn-in” agreement was signed with Barrick Gold in December 2017 to explore the claims surrounding the Cove properties, the activity on the property wound down during the second half of the year and the agreement was formally terminated on February 6, 2020.

The following table represents the cumulative exploration, evaluation and pre-development expenses to date by project.

	Status	Cumulative to December 31, 2019	Period ending December 31, 2020	Cumulative to December 31, 2020	Period ending March 31, 2021	Cumulative life of project to date
(in thousands of U.S. dollars) i
McCoy-Cove, Nevada, USA	Active	53,316	3,316	56,632	357	56,989
South Arturo, Nevada, USA	Active	3,350	625	3,975	182	4,157
Goldbanks, Nevada, USA	Active	7,334	86	7,420	—	7,420
Rye, Nevada, USA	Active	1,069	127	1,196	1	1,197
Rodeo Creek, Nevada, USA	Active	55	8	63	3	66
Other	(iv)	348	29	377	18	395
		65,472	4,191	69,663	561	70,224
(i) May not add due to rounding
(ii) Other includes charges for regional technical services costs not charged to a property,

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Premier Gold Mines USA Inc.

Other Operating Expenses

Share-based payments relate to the issuance of stock options and restricted share units with the year over year variance in related expense resulting from differences in the timing of when they were issued and positive fair value changes this year on restricted share units valued at market value.

Other Income / Expense

Three months ended March 31
(in thousands of U.S. dollars)	2021	2020
Other income / (expense)
Gain / (loss) on foreign exchange	(808)	5,365
Environmental rehabilitation accretion	(20)	(35)
Other	5	66
	(823)	5,396

The gain / (loss) on foreign exchange is related to the Due to Premier related party balance which is denominated in CAD and which is reflective of the exchange rate changes in the CAD to USD rate.

Interest and Finance Expense

Three months ended March 31
(in thousands of U.S. dollars)	2021	2020
Finance expense Related party interest expense	1,104	1,144
	1,104	1,144

Interest paid relates to interest on the debenture held by Premier related to the purchase of the Goldcorp DEE LLC interest in the South Arturo Mine.

Current and Deferred Taxes

Three months ended March 31
(in thousands of U.S. dollars)	2021	2020
Income before income taxes	2,944	4,297
Current tax recovery / (expense)	(44)	(292)
Income for the period	2,900	4,005

Current income taxes are comprised of net proceeds tax in Nevada related to the South Arturo mine operation. The current income tax expense increased compared to the prior-year period primarily due to a higher net proceed tax in Nevada as result of increased production. As the Company files consolidated tax returns and is in a net deferred tax asset position, no deferred taxes have been recorded.

9

Premier Gold Mines USA Inc.

FINANCIAL POSITION

Balance Sheet Review

The following review compares March 31, 2021 results to December 31, 2020.
Assets

Cash and cash equivalents remained the same at $15.2 million, as a net result of proceeds received from i-80 Gold of $20.7 million and the deposit made for the Getchell project explained further below.

Receivables from related parties decreased by $3.8 million mainly due to payments received from Premier in connection to gold sales. Inventory continued in similar levels including long-term inventory.

Property, plant and equipment continued in similar levels at $100.1 million as net result of the acquisition of new mineral properties and to depletion, depreciation and amortization and a lower capital expenditure rate in South Arturo than the previous year.

Liabilities

Accounts payable decreased by $6.0 million mainly due to the payment of contractors and suppliers accrued at the end of the previous year and which were paid early in 2021.

Working Capital

Working capital ratio of 0.3:1 increased from 0.23:1 on December 31, 2020 mainly to the increase of deposits related to the acquisition of the Getchell project explain further below.

Non-current assets remained at $109 million.

Liquidity and Capital Resources

For the period ended March 31, 2021, the Company had cash and cash equivalents of $15.2 million, same as in December 31, 2020. Operating activities provided cash of $1.8 million year to date and includes the following key items:

•	$7.1 million from mining operations after adding back non-cash depletion;
•	$0.6 million spent in exploration and pre-development activities;
•	$1.6 million decrease in working capital mainly due to:
•	Decrease in accounts receivable from related party of $3.8 million
•	Decrease in accounts payable and accrued liabilities of $4.2 million as explained above

Cash used in investment activities significantly increased due to the deposit of $20.7 million for the acquisition of the Getchell project described further below.

Financing activities increase in cash was provided by proceeds of $20.7 million from i-80 Gold.

Liquidity Outlook

For the period ended
(in thousands of U.S. dollars)	March 31, 2021	December 31, 2020
Cash and cash equivalents	15,184	15,239
Working capital (excluding Loan payable and Due to related party)	42,555	18,261
Loan payable to Premier Gold Mines Limited	70,496	70,496
Due to related party	86,533	64,767

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Premier Gold Mines USA Inc.

The Company funds current exploration, evaluation, pre-development and development expenditures through its mining operation and support from the parent company, Premier. As a result of the spin-out of the Company, which closed on April 7, 2021, i-80 Gold Corp, the new parent company completed a private placement offering of 30,914,614 subscription receipts at a subscription price of C$2.60 per subscription receipt for aggregate gross proceeds of approximately C$80.4 million. This financing along with the South Arturo mining operation are expected to finance the exploration and development activities through 2022.

Equity

The Company is authorized to issue 3,000 common shares of which 481 were outstanding at March 31, 2021. Just prior to the spin-out of the Company, which was completed on April 7, 2021, intercompany advances and loans totalling $140.4 million were converted to equity for an additional 1,333 shares issued to Premier and subsequently distributed to i-80 Gold Corp. resulting in 1,814 shares outstanding at the date of this report, May 11, 2021.

As of March 31, 2021, 413,666 restricted share units (“RSU”s) are outstanding under the restricted share unit plan of Premier and which have been allocated to the Company. Each RSU has the same value as one Premier common share. The RSUs vest equally over a three-year period vesting on August 31 of each year. The RSUs are expected to settle in cash. During the three months ended March 31, 2021, there were no RSUs forfeited.

RELATED PARTY TRANSACTIONS

Related parties include key management personnel and entities which have control or significant influence. For the period ended March 31, 2021, related party transactions included in the consolidated financial statements are with Premier, the parent company. The Company also participates in related party transactions with subsidiary companies held by the Company and with Minera Mercedes Minerales S. de R.L. de C.V., a sister company, but which relate solely to reimbursement of expenses paid on each company’s behalf and which do not result in revenue or expense to the Company.

The following are related party transactions, recorded at the exchange amount as agreed to by the parties. The figures noted below are for the period ended March 31, 2021 with comparative figures for the year ended December 2020:

(i)	100% of the sales in each period are related party sales to Premier sold at market prices and under a transfer pricing agreement.

(ii) Included in related party interest expense is interest accrued on the loan payable to Premier in the amount of $1.1 million for the period ended March 31, 2021 ($4.58 million for the year ended December 31, 2020).

(iii) Included on the balance sheet in each period is a payable to PGM that is further described in Note 10 of the unaudited consolidated interim financial statements.

(iv) Included in operating expenses is share-based payments of $0.34 million for the year ended December 31, 2020 and nil for first quarter of 2021. The share-based payments are for allocation of expenses from PGM as further described in Note 14 of the interim unaudited consolidated interim financial statements.

COMMITMENTS AND CONTINGENCIES

Environmental Rehabilitation Provision

The Company currently has two active environmental rehabilitation obligations related to past and current mining activities. As per the table below, the provisions for each project are updated regularly for a change to the risk-free discount rate, accretion and currency adjustments if applicable. Changes in estimates on the projects are applied where an engineering assessment on the project has been carried out.

	Period ended March 31,	Year ended December 31,
(in thousands of U.S. dollars) (i)	2021	2020
McCoy-Cove, Nevada, USA	4,608	4,729
South Arturo, Nevada, USA	3,438	3,426
	8,046	8,155
(i) May not add due to rounding.

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Premier Gold Mines USA Inc.

McCoy-Cove, Nevada

There were no reclamation expenditures during the quarter. Changes in the provision include accretion and an updated risk-free discount rate. The McCoy-Cove reclamation obligation is in part related to the McCoy portion of the property purchased from Newmont Mining Corporation in 2014. The property had a remaining obligation from previous mining activities, most of which was completed prior to acquiring the property. There are ongoing reclamation activities related to the tailings dam and the cleanup of the old pads. Structural reclamation is on hold for several years pending a new mine plan for the property. The other portion is related to the Cove-Helen underground project which will not commence reclamation for several years. That portion of the provision was only impacted by an updated risk-free discount rate and accretion.

South Arturo, Nevada

The South Arturo reclamation obligation is managed by Barrick and is based on a 20 year reclamation plan with minimal expenditures until 2021. Main reclamation activities will begin in 2025. The change in provision is mainly due to updated risk-free discount rates and accretion.

Surety Bonds

At March 31, 2021, the Company has outstanding surety bonds in the amount of $10.70 million in favor of the United States Department of the Interior, Bureau of Land Management ("BLM") as financial support for environmental reclamation and exploration permitting. The surety bonds are secured by a $0.6 million deposit and are subject to fees competitively determined in the marketplace. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its ongoing operations. As specific requirements are met, the BLM as beneficiary of the instrument will return the instrument to the issuing entity. As these instruments are associated with operating sites with long-lived assets, they will remain outstanding until closure.

Acquisition and Option Agreements

Christison Purchase Agreement

On December 15, 2020, Premier and the Company entered into a definitive purchase agreement to acquire certain fee lands and unpatented mining claims (the “First Property” and the “Second Property”) situated in Humboldt County, Nevada, for consideration consisting of $10 million in cash and $5 million in common shares of i-80 Gold. The mining claims are located adjacent to the Getchell Project. As of December 31, 2020, the Company paid $7.5 million in cash in consideration for the First Property. For the Second Property, Premier Gold Mines USA Inc. agreed to pay $2.5 million in cash and $5 million in common shares of i-80 Gold. The number of shares provided shall be determined by a volume weighted average closing price of i-80 Gold shares on the Toronto Stock Exchange for the period of 10 consecutive trading days immediately prior to the closing date (the “VWAP Price”). The closing date shall be promptly following the completion of the Transaction.

Baby Doe Exploration and Option Agreement

On August 24, 2020, the Company through its wholly owned subsidiary Au-Reka Gold Corporation entered into an option agreement with Renaissance Exploration, Inc. to acquire a 100% interest in the Baby Doe property located in Esmeralda County, Nevada, subject to initial earn- in option payments of $5.2 million and a firm commitment of $.3 million over the term of the option period.

Rye Vein Exploration and Earn-In Agreement

On September 2, 2020, the Exploration and Earn-In Agreement for interest in the Rye Vein property was terminated in accordance with its terms.

Financing Agreements

The Company is a guarantor to several Premier financing agreements including a credit facility, a gold prepay agreement and a silver stream agreement. Management has not recorded a provision for these agreements due to the likelihood of a default under the agreements is negligible. The agreements were amended in connection with the Transaction as discussed under subsequent events.

Off Balance Sheet Arrangements

The Company has not participated in off-balance sheet or income statement arrangements other than the surety bonds discussed above.

SUBSEQUENT EVENTS

Plan of Arrangement with Equinox Gold

The Transaction as further described in Note 1 of these condensed consolidated interim financial statements closed on April 7, 2021. Upon closing Premier shareholders received 0.1967 of an Equinox Gold share for each Premier share held representing an at-market acquisition based on the 10-day volume-weighted average closing prices for both Equinox Gold and Premier shares on the Toronto Stock Exchange; and

0.4 of a share of i-80 Gold for each Premier share held.

As a result of the closing of the Transaction on April 7, 2021, the share-based payment liability was settled and the Company incurred $2.4 million for change in control payments to Premier executives associated with the Company’s operations.

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Getchell Project

On April 15, 2021, the Company, together with i-80 Gold completed the purchase agreement with affiliates of Waterton to acquire from Waterton all of the outstanding membership interests of Osgood, as further described in Note 1 of the unaudited interim consolidated financial statements. Consideration paid to Waterton consisted of (i) $23 million in cash, (ii) 13,036,846 common shares of i-80 Gold, (iii) warrants to purchase 12,071,152 common shares of i-80 Gold, with an exercise price C$3.64 per common share, for a period of 36 months following the closing date, and (iv) contingent value rights include a payment to Waterton in the amount of $5 million upon the public announcement of a positive production decision related to the Getchell Project (underground or open pit), and an additional $5 million upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded US$2,000 per ounce. The common shares and warrants issued are subject to a statutory hold period under applicable Canadian securities legislation expiring on August 15, 2021.

Christison Purchase Agreement

On May 10, 2021, the Company completed the Christison Acquisition to acquire the Second Property discussed in the recent events section above. Consideration for the Second Property consisted of $2.5 million in cash and 2,430,488 common shares of i-80 Gold.

Related Party Balances

In connection with the closing of the transaction, all intercompany balances including the receivable from Premier, the due to Premier and the debenture with Premier were settled with a combination of cash, a distribution and a conversion to Premier equity prior to the spin-out of the Company to i-80 Gold. The gold sale receivable from Premier was settled in cash other than $4 million which was distributed back to Premier in the form of a dividend. The due to Premier and the debenture with Premier were converted to 1,133 shares in the Company at a value of $140.4 million.

Financing Agreements

Also in connection with the closing of the Transaction on April 7, 2021, the offtake, gold prepay and silver stream agreements were amended to exclude certain parties and projects that were included in the original agreements. Additionally, the Investec credit facility was fully paid out and closed with no impact to the Company.

The Second Amended and Restated Offtake Agreement entered into with OMF Fund II (O) Ltd. (formerly OMF Fund II SO Ltd.) was replaced with a new Offtake Agreement with i-80 Gold (“New Offtake Agreement”) covering the Company’s projects, including Osgood Mine LLC, and a Third Amended and Restated Offtake Agreement with Premier which removed reference to and security over the Company’s projects. Under the terms of the New Offtake Agreement, the Annual Gold Quantity means (i) an aggregate of 29,750 ounces of refined gold for 2021, and (ii) up to an aggregate of 31,500 ounces of refined gold annually each year. The New Offtake Agreement ends on March 1, 2027.

The Second Amended and Restated Gold Prepay was replaced with a Third Amended and Restated Gold Prepay to remove reference to the Company’s projects and did not result in a new gold prepay agreement with i-80 Gold.

The Amended and Restated Silver Stream Agreement was replaced with a new South Arturo Purchase and Sale Agreement (Silver) between i- 80 Gold and OMF Fund II SO Ltd. with amended terms and a Second Amended and Restated Mercedes Stream Agreement with Premier and OMF Fund II SO Ltd. with similar terms and conditions.

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES, POLICIES AND CHANGES

Significant Accounting Judgements and Estimates

The preparation of financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities, disclosure of commitments and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from these estimates.

The significant judgements and estimates used in the preparation of the audited consolidated financial statements that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities and earnings within the next financial year include:

Business Combinations

Determination of whether a group of assets acquired and liabilities assumed constitute the acquisition of a business or an asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations.

Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition date fair values require management to make assumptions and estimates about future events. The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgement, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

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Inventory Valuation

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of costs and net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the mill circuits and assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in process inventories and heap leach ore, which would reduce earnings and working capital.

Impairment and Reversal of Impairment for Non-Current Assets

Non-current assets are tested for impairment at the end of each reporting period if in management’s judgement there is an indicator of impairment. If there are indicators, management performs an impairment test on the major assets within this balance.

In the case of mineral property assets, recoverability is dependent on a number of factors common to the natural resource sector. These include the extent to which the Company can continue to renew its exploration and future development licenses with local or other authorities, establish economically recoverable reserves on its properties, the availability of the Company to obtain necessary financing to complete the development of such reserves and future profitable production or proceeds from the disposition thereof. The Company will use the evaluation work of professional geologists, geophysicists and engineers for estimates in determining whether to commence or continue mining and processing. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined whether or not the deposit contains economically recoverable mineralization.

Recoverable Ounces

The carrying amount for each of the Company's mining properties is depleted based on recoverable ounces contained in proven and probable mineral reserves. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to mine plans and changes in metal price forecasts can result in a change in future depletion rates.

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43- 101 Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management's assumptions, and actual events including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company's financial position and results of operation.

Application of Variable Consideration Constraint in Silver Stream Agreement

The Company determines the amortization of deferred revenue to the statement of operations on a per unit basis using the expected quantity of silver that will be delivered over the term of the contract, which is based on geological reports and the Company’s life of mine plan at contract inception. As subsequent changes to the expected quantity of silver to be delivered triggers a retrospective adjustment to revenue, management is required to estimate the ounces to be included in the denominator that will be sufficient such that subsequent changes are not expected to result in a significant revenue reversal. Accordingly, management includes reserves and portion of resources, included in the annual review of life of mine, in the calculation. With this approach, the Company considers that it is highly probable that changes in subsequent reserve and resource estimates will not result in a significant revenue reversal of previously recognized revenue.

Asset Retirement Obligations

Management assesses the asset retirement obligations on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs required based on the existing laws and regulations in each jurisdiction the Company operates in, the timing of these expenditures, and the impact of changes in the discount rate. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and / or regulatory requirements in the future.

Valuation of Financial Instruments

The fair value of derivative financial liabilities that are not traded in an active market, including the offtake agreement entered into during the period, is determined using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are based on market conditions existing at the end of each reporting period as an indication of the expected future market conditions. The Company has used a discounted cash flow analysis for the offtake agreement, incorporating key assumptions for the production to be delivered under the offtake agreement, expected metal prices and discount to metal prices during the quotational period, and discount rates that are commensurate with the risks associated with the financial liability to reflect the time value of money.

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Premier Gold Mines USA Inc.

The Company also issued warrants either in connection with a private placement or as purchase consideration in a business combination that, effective January 1, 2018 the date of the functional currency change of the parent company, are recorded as a financial liability. As such, in determining fair value, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as the Company's stock price, stock price variability, trading volumes and risk-free rates of return.

Deferred Revenue

The Company entered into a gold prepay and silver stream agreement with Orion in 2016 in conjunction with the acquisition of the Mercedes Mine and as further discussed in Note 11 of these consolidated financial statements.

The upfront payment for the gold prepay facility with Orion has been accounted for as deferred revenue as management has determined that the agreement is not a derivative as it will be satisfied through the delivery of non-financial items (i.e. gold commodity from the Company’s production), rather than cash or financial assets.

The upfront payment for the silver stream arrangement has also been accounted for as deferred revenue, as management has determined that the agreement is not a derivative as it will be satisfied through the delivery of non-financial items (i.e. silver commodity from the Company’s production), rather than cash or financial assets.

Leases

Critical judgements required in the application of IFRS 16 included, among others, the following:

•	identifying whether a contract (or part of a contract) includes a lease;
•	determining whether it is reasonably certain that an extension or termination option will be exercised;
•	classification of lease agreements (when the entity is a lessor);
•	determination whether variable payments are in-substance fixed;
•	establishing whether there are multiple leases in an arrangement; and
•	determining the stand-alone selling prices of lease and non-lease components.

Key sources of estimation uncertainty in the application of IFRS 16 include, among others, the following:

•	estimation of the lease term;
•	determination of the appropriate rate to discount the lease payments; and
•	assessment of whether a right-of-use asset is impaired.

Commercial Production

The determination of the date on which a mine enters the commercial production stage is a significant judgement since capitalization of certain costs ceases and the recording of revenues and expenses commences upon entering commercial production. As a mine is constructed, certain costs are capitalized and proceeds from sales are offset against the capitalized costs. This continues until the mine is available for use in the manner intended by management, which requires significant judgement.

Functional Currency of Foreign Subsidiaries

Management uses its judgement to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions. As part of this approach, management gives priority to indicators like the currency that mainly influences costs and the currency in which those costs will be settled and the currency in which funds from financing activities are generated. Management also assesses the degree of autonomy the foreign operation has with respect to operating activities.

Deferred Income Taxes

The Company operates in several tax jurisdictions and is required to estimate the income tax provision in each of these jurisdictions in preparing its financial statements. The provision for income taxes which is included in the consolidated statements of income (loss) and comprehensive income (loss) and composition of deferred income tax liabilities included in the consolidated statements of financial position is based on factors such as tax rates in the different jurisdictions, changes in tax law and management’s assessment of future results and have not yet been confirmed by the taxation authorities. The Company does not recognize deferred tax assets where management does not expect such assets to be realized based on current forecasts.

In the event that actual results differ from these estimates, adjustments are made in future periods and changes in the amount of deferred tax assets recognized may be required. These adjustments could materially impact the financial position and income or loss for the period.

Other Estimates

Other significant estimates which could materially impact the financial statements include:

•	Inputs used in accounting for share purchase option expense in the consolidated statements of income / (loss);
•	Estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and related depreciation included in the consolidated statements of income / (loss) and comprehensive income / (loss); and
•	Discount rate used to determine the carrying value of long-term debt and deferred revenue if applicable.

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NON-IFRS MEASURES

The Company has included certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”) in this document. These include: by-product cash cost per ounce sold, by-product all-in sustaining cost (“AISC”) per ounce sold, adjusted earnings before interest, tax, depreciation and amortization, capital expenditures (expansionary), capital expenditures (sustaining), adjusted net earnings and average realized price per ounce. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore, they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and should be read in conjunction with the Company's consolidated financial statements.

Definitions

Adjusted net earnings and earnings per share excludes significant write-down adjustments.

All-in sustaining costs on a by-product basis per ounce include total production cash costs on a by-product basis plus incorporates costs related to sustaining production.

Average realized gold price represents the sale price of gold per ounce before deducting mining royalty (Mexico), treatment and refining charges as well as gain or losses derived from the stream agreements with Orion.

Average realized silver price represents the sale price of silver per ounce before deducting mining royalty (Mexico), treatment and refining charges as well as gain or losses derived from the stream agreements with Orion.

By-product credits include revenues from the sale of by-products from operating mines.

Capital expenditure (expansionary) is a capital expenditure intended to expand the business or operations by increasing production capacity beyond current levels of performance and includes capitalized exploration.

Capital expenditure (sustaining) is a capital expenditure necessary to maintain existing levels of production. The sustaining capital expenditures maintain the existing mine fleet, mill and other facilities so that they function at levels consistent from year to year.

Cost of sales per ounce sold is calculated by dividing the attributable cost of sales by the attributable ounces sold.

Exploration and evaluation (sustaining) expense is presented as mine site sustaining if it supports current mine operations.

Rehabilitation - accretion and amortization include depreciation on the assets related to the rehabilitation provision of gold operations and accretion on the rehabilitation provision of gold operations.

Cash Costs

Cash costs per ounce sold represents all direct and indirect operating costs related to the physical activities of producing gold, including on-site mining costs, processing, third-party smelting, refining and transport costs, on-site general and administrative costs, community site relations, royalties and royalty tax. State of Nevada net proceeds taxes are excluded. Cash costs incorporate the Company’s share of production costs but exclude, among other items, the impact of depreciation, depletion and amortization (“DD&A”), reclamation costs, financing costs, capital development and exploration and income taxes. In order to arrive at consolidated cash costs, the Company includes its attributable share of total cash costs from operations where less than 100% interest in the economic share of production is held.

Cash cost: by-product - When deriving the cash costs associated with an ounce of gold, the Company includes by-product credits, as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process. Accordingly, total production costs are reduced for revenues earned from silver sales.

Cash costs per ounce is a common performance measure in the mining industry, but does not have any standardized meaning. In determining it’s cash cost and cash cost per ounce, the Company has considered the guidelines provided by the World Gold Council, a non-regulatory, non- profit market development organization for the gold industry. A Company’s adoption of the standard is voluntary and other companies may quantify these measures differently as a result of different underlying principles and policies applied.

All-in Sustaining Costs

AISC include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures which are expended to maintain existing levels of production (to which costs do not contribute to a material increase in annual gold ounce production over the next 12 months), rehabilitation accretion and amortization, general and administrative (excluding stock compensation) and exploration and evaluation expenses. The measure seeks to reflect the full cost of production from current operations, therefore expansionary capital is excluded. Certain other cash expenditures, including tax payments (including the State of Nevada net proceeds tax), dividends and financing costs are also excluded. The Company reports AISC on a per ounce sold basis.

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This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In determining AISC, the Company has considered the guidelines provided by the World Gold Council, a non-regulatory, non-profit market development organization for the gold industry. A Company's adoption of the standard is voluntary and other companies may quantify these measures differently as a result of different underlying principles and policies applied.

The following table provides a reconciliation on a by-product basis for gold cash cost and AISC for the three months ended March 31, 2021:

For the three months ended March 31, 2021
in thousands of U.S. dollars, except per ounce information in dollars (i)
By-Product	Gold 000$	Per gold ounce sold
Cost of sales excluding depletion, depreciation and amortization	6,475	860
Depletion, depreciation and amortization	894	119
Total cost of sales	7,369	979
Depletion, depreciation and amortization	(894)	(119)
Other costs (ii)	(177)	(24)
Cash cost : by-product	6,297	836
General and administrative	397	53
Rehabilitation - accretion and amortization	4	1
Sustaining capital expenditures	93	12
Sustaining exploration and evaluation expense	182	24
All-in sustaining cost : by-product	6,972	926
Total ounces produced		6,103
Total ounces sold (iii)		7,529

(i) Results may not add due to rounding
(ii) General and administrative expenses that align with all-in sustaining costs
(iii) Given the smaller nature of South Arturo silver output, any silver revenue received offset costs

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Premier Gold Mines USA Inc.

The following table provides a reconciliation on a by-product basis for gold cash cost and AISC for the three months ended March 31, 2020:

For the three months ended March 31, 2020
in thousands of U.S. dollars, except per ounce information in dollars (i)
By-Product	Gold 000$	Per gold ounce sold
Cost of sales excluding depletion, depreciation and amortization	5,262	992
Depletion, depreciation and amortization	1,380	260
Total cost of sales	6,642	1,252
Depletion, depreciation and amortization	(1,380)	(260)
Other costs (ii)	(84)	(16)
Cash cost : by-product	5,178	976
General and administrative	314	59
Rehabilitation - accretion and amortization	8	2
Sustaining capital expenditures	—	—
Sustaining exploration and evaluation expense	7	1
All-in sustaining cost : by-product	5,507	1,038
Total ounces produced		6,730
Total ounces sold (iii)		5,307

(i) Results may not add due to rounding
(ii) General and administrative expenses that align with all-in sustaining costs
(iii) Given the smaller nature of South Arturo silver output, any silver revenue received offset costs

RISKS AND RISK MANAGEMENT

Financial Instruments and Related Risks

The Company's activities expose it to risks, including financial and operational risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns and which are more fully described in the risks and uncertainties section.

For financial instruments, the carrying amounts of cash and cash equivalents, receivables, restricted cash and accounts payable and accrued liabilities are considered reasonable approximations of their fair values.

Debt is initially recognized at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

For full details on the financial instruments and related risks affecting the Company, please refer to the Company's unaudited consolidated interim financial statements, notes and information for the period ended March 31, 2021.

Management of Capital Risk

The Company, through it’s parent company, Premier Gold Mines Limited, manages its share capital, equity settled employee benefits reserve as capital, the balance of which is $17.36 million at March 31, 2021 ($17.36 million at December 31, 2020). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

Premier manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets, utilize existing credit facilities or acquire new debt.

In order to maximize ongoing exploration and development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest bearing investments with short-term maturities, selected with regard to the expected timing of expenditures from continuing operations.

To effectively manage its capital requirements, Premier has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company expects its current capital resources will be enough to carry out its exploration and evaluation plans through 2022.

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Risks and Uncertainties

COVID-19 and Other Global Pandemics

Operations at the El Nino mine in Nevada were not affected due to the contingency with operations continuing to date.

While the majority of our employee and contractor teams are currently operating following the extensive contagion prevention measures that have been put in place to protect the operations teams and the surrounding communities, the ever changing nature of the contingency may have a material adverse impact on the Company as it could result in further disruptions to production, delays in the development timeline and increased costs. In addition, government authorities could impose new or additional requirements resulting in further limitations on the activities, or the suspension of all activities.

Alternatively, in the event of an outbreak of COVID-19 at either mine site, government authorities, either federally or locally, or the Company could determine that a full suspension of all of its operations is necessary for the safety and protection of the workers. A complete suspension of operations could result in delays in production, the development of the project, result in additional increases in costs and have a material adverse effect on the financial position of the Company. If authorities were to impose a suspension order caused by the COVID-19 virus outbreak, or if there is a full suspension of operations at the mine site for an undefined period of time there could be additional medical and other costs to be incurred, project delays, cost overruns, and operational restart costs. Moreover, the actual and threatened further spread of COVID-19 globally could continue to negatively impact stock markets, including the trading price of the Company’s Common Shares, could adversely impact the Company’s ability to raise capital, could cause continued interest rate volatility and movements that could make obtaining financing more challenging or more expensive and could result in any operations affected by COVID-19 becoming subject to quarantine. Any of these developments, and others, could have a material adverse effect on the Company’s business and results of operations.

Fluctuating Commodity Prices

Historically, gold prices have fluctuated widely and are affected by numerous external factors beyond the Company’s control, including industrial and retail demand, central bank lending, sales and purchases of gold, forward sales of gold by producers and speculators, production and cost levels in major producing regions, short-term changes in supply and demand because of speculative hedging activities, confidence in the global monetary system, expectations of the future rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted), interest rates, terrorism and war, and other global or regional political or economic events. Resource prices have fluctuated widely and are sometimes subject to rapid short-term changes because of speculative activities. The exact effect of these factors cannot be accurately predicted, but any one of, or any combination of, these factors may result in not receiving an adequate return on invested capital and a loss of all or part of an investment in securities in the Company.

Dependence on Key Personnel

The Company’s success is dependent on a relatively small number of key employees. The loss of one or more of these key employees, if not replaced, could have a material adversely affect Premier's business, results of operations and financial condition.

Dependence on Third Parties

The Company relies significantly on strategic relationships with other entities and also on good relationships with regulatory and governmental departments. The Company also relies upon third parties to provide essential contracting services. In some cases, the Company holds its interest in its properties through joint ventures where it is not the manager of the joint venture. In these situations, the joint venture decision may not accord with the Company’s stated or desired plan. There can be no assurance that existing relationships will continue to be maintained or that new ones will be successfully formed, and the Company could be adversely affected by changes to such relationships or difficulties in forming new ones. Any circumstance, which causes the early termination or nonrenewal of one or more of these key business alliances or contracts, could adversely impact the Company, its business, operating results and prospects.

No Assurance of Title

The acquisition of title to mineral projects is a very detailed and time-consuming process. Although the Company has taken precautions to ensure that legal title to its property interests is properly recorded in it’s name where possible, there can be no assurance that such title will ultimately be secured. Furthermore, there is no assurance that the interests of the Company in any of its properties may not be challenged or impugned. Title insurance is generally not available for mineral properties and the Company has a limited ability to ensure that it has obtained secure claim to individual mineral claims. While the intention to take all reasonable steps to maintain title to its mineral properties, there can be no assurance that the Company will be successful in extending or renewing mineral rights on or prior to expiration of their term or that the title to any such properties will not be affected by an unknown title defect.

Construction and Start-up of New Mines

The success of construction projects and the start up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the adsorption/desorption/recovery plants and conveyors to move ore, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start up of new mines as planned. There can be no assurance that current or future construction and start up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

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Permits and Licenses

The operations of the Company require licenses and permits from various governmental authorities. The Company believes that it presently holds all necessary licenses and permits required to carry on with activities which it is currently conducting under applicable laws and regulations, and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in regulations and in various operating circumstances. Where required, obtaining necessary licenses and permits can be a complex and time-consuming process. The costs and delays associated with obtaining necessary licences and permits could stop or materially delay or restrict the Company from proceeding with the development of an exploration project. There can be no assurance that the Company will be able to obtain all necessary licenses and permits required to carry out exploration, development and mining operations at its mineral projects or that the Company will be able to comply with the conditions of all such necessary licenses and permits in an economically viable manner.

Environmental Regulations and Potential Liabilities

The operations of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental hazards may exist on the properties on which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators of the properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration or mining operations may be required to compensate those suffering loss or damage by reason of the exploration or mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties. The potential financial exposure may be significant.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, railways, power sources and water supply are important determinants affecting capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition, and results of operations.

Availability and Costs of Infrastructure, Energy and Other Commodities

Mining, processing, capital development projects and exploration activities depend on adequate infrastructure. Reliable access to energy and power sources and water supply are important factors that affect capital and operating costs. If the Company does not have timely access to adequate infrastructure, there is no assurance that it will be able to start or continue exploiting and develop projects, complete them on timely basis or at all. There is no assurance that the ultimate operations will achieve the anticipated production volume, or that construction costs and operating costs will not be higher than estimates calculated.

The profitability of the Company’s business is also affected by the market prices and availability of commodities and resources which are consumed or otherwise used in connection with the Company’s operations and development projects such as diesel fuel, electricity, finished steel, tires, steel, chemicals and reagents. Prices of such commodities and resources are also subject to volatile price movements, which can be material and can occur over short periods of time due to factors beyond the Company’s control.

If there is a significant and sustained increase in the cost of certain commodities, the Company may decide that it is not economically feasible to continue all of the Company’s commercial production and development activities and this could have an adverse effect on profitability. Higher worldwide demand for critical resources like input commodities, drilling equipment, mobile mining equipment, tires and skilled labour could affect the Company’s ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on the Company’s operating costs, capital expenditures and production schedules.

Further, the Company relies on certain key third party suppliers and contractors for services, equipment, raw materials used in, and the provision of services necessary for, the development, construction, and continuing operation of its assets. As a result, the Company’s activities are subject to a number of risks some of which are outside its control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or a contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen event and failure of a supplier or contractor to perform under its agreement with the Company. The occurrences of one or more of these events could have a material effect on the business, results of operations and financial condition of the Company.

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Premier Gold Mines USA Inc.

Uncertainty of Production Estimates

Future estimates of gold production for the Company’s operation are derived from a mining plan and these estimates are subject to change. There is no assurance the production estimates will be achieved and failure to achieve production estimates could have a materially adverse effect on the Company’s future cash flow, results of operations and financial condition. These plans are based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores and estimated rates and costs of production. Actual ore production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

Such occurrences could result in damage to mineral properties, interruptions in production, money losses and legal liabilities and could cause a mineral property that has been mined profitably in the past to become unprofitable.

Any decrease in production or change to the timing of production or the prices realized for gold sales, will directly affect the amount and timing of the cash flow from operations. A production shortfall or any of these other factors would change the timing of the Company’s projected cash flow and its ability to use the cash to fund capital expenditures.

Financing Risk

The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing debt and equity market conditions, the price of gold, the performance of the Company and other factors outlined herein. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

If the Company raises additional funds through the sale of equity securities or securities convertible into equity securities, shareholders may have their equity interest in the Company diluted.

In addition, failure to comply with covenants under the Company’s current or future debt agreements or to make scheduled payments of the principal of, or to pay interest on, its indebtedness or to make scheduled payments under hedging arrangements would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements, which may affect the Company’s financial condition.

Losses from or Liabilities for Risks which are not Insured

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development and mining. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities would have a material, adverse effect on the Company’s financial position and results of operations.

Although the Company maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operations.

Governmental Regulation

Exploration, development and mining of minerals are subject to extensive federal, provincial, state and local laws and regulations governing acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, water use, land use, land claims that may be brought by First Nations and other aboriginal groups, environmental protection and remediation, endangered and protected species, mine safety and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied or amended in a manner that could have a material adverse effect on the business, financial condition and results of operations of the Company. The costs and delays associated with obtaining necessary licences and permits and complying with these licences and permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of a project. Any failure to comply with applicable laws and regulations or licences and permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities. The Company may be required to compensate those suffering loss or damage by reason of its mining operations and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.

These laws and regulations are administered by various governmental authorities including the federal, provincial and municipal governments of Canada, the USA and Mexico.

Health and Safety

Mining operations generally involve a high degree of risk. Personnel involved in the Company’s operations are subject to many inherent risks, including but not limited to, rock bursts, cave-ins, flooding, fall of ground, electricity, slips and falls and moving equipment that could result in occupational illness, health issues and personal injuries. The Company has implemented various health and safety measures designed to mitigate such risks. Such precautions, however, may not be sufficient to eliminate health and safety risks and employees, contractors and others may not adhere to the occupational health and safety programs that are in place. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.

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Premier Gold Mines USA Inc.

Tax Matters

The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position, application of tax incentives or similar ‘holidays’ or benefits were to be challenged for whatever reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business. There is no assurance that the Company’s current financial condition will not be materially adversely affected in the future due to such changes.

Information Technology

The Company is reliant on the continuous and uninterrupted operations of its Information Technology (“IT”) systems. User access and security of all IT systems are critical elements to the operations of the Company. Protection against cyber security incidents and cloud security, and security of all of the Company’s IT systems are critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.

Labour Difficulties

Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Company’s business. This would have a negative effect on the Company’s business and results of operations which might result in the Company not meeting its business objectives.

Nature of Mineral Exploration and Mining

The economics of exploring and developing mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, allowable production, importing and exporting of minerals and environmental protection.

The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Premier not receiving an adequate return on invested capital. The operations of the Company are also subject to all of the hazards and risks normally incidental to exploration and development of mineral properties, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. The activities of the Company may be subject to prolonged disruptions due to inclement or hazardous weather conditions depending on the location of operations in which Premier has interests. Hazards, such as unusual or unexpected geological formations, rock bursts, formation pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. Other risks include, but are not limited to, mechanical equipment performance problems, industrial accidents, labour disputes, drill rig shortages, the unavailability of materials and equipment, power failures, hydrological conditions, earthquakes, fires, landslides and other Acts of God. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Company and, potentially, its financial position.

Estimates of Mineral Resources and Mineral Reserves

Mineral reserves and mineral resources are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. Mineral reserve and mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience. Fluctuations in gold or silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties, may require revision of mineral reserve and mineral resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Should reductions in mineral resources or mineral reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined and, as a result, the volume and grade of mineral reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company's ability to extract these mineral reserves, could have a material adverse effect on the Company's results of operations and financial condition. Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves.

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Premier Gold Mines USA Inc.

Competition

There is significant competition in the precious metals mining industry for mineral rich properties that can be developed and produced economically, the technical expertise to find, develop, and operate such properties, the labour to operate the properties and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals but conduct refining and marketing operations on a global basis. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its projects. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future. Increased competition can result in increased costs and lower prices for metal and minerals produced and reduced profitability. Consequently, the revenues of the Company, its operations and financial condition could be materially adversely affected.

From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Conflicts of Interest

The directors and officers of the Company may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director is required by the Ontario Business Company’s Act (“OBCA”) to disclose the conflict of interest and to abstain from voting on the matter.

Current Global Financial Condition

Current global financial conditions have been subject to increased volatility, and access to public financing, particularly for resource companies, has been negatively impacted. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, such financing may not be on terms favourable to the Company. If increased levels of volatility and market turmoil continue, the Company's operations could be adversely impacted, and the value and price of the Common Shares could be adversely affected.

CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS

Certain information set forth in this MD&A, including management's assessment of the Company's future plans and operations, contains forward looking statements. By their nature, forward looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company’s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of resource estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be inaccurate and, as such, reliance should not be placed on forward looking statements. Premier’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits, if any, that Premier will derive there from. Premier disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise except as required by applicable law.

ADDITIONAL INFORMATION

Additional information relating to PGU can be found on i-80’s web-site at www.i80gold.com.

“Ryan Snow”
(Signed)	Ryan Snow
Chief Financial Officer
i-80 Gold Corp
Reno, Nevada. USA May 11, 2021

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